Exhibit 99.2



ITW Conference Call

Third Quarter
2010

ITW
Agenda

1. Introduction………………..….. John Brooklier/David Speer

2. Financial Overview………...….. Ron Kropp

3. Reporting Segments………....…… John Brooklier

4. 2010 Forecasts………………… Ron Kropp

5. Q & A………………....……...…... John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related 2010 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are detailed in ITW's Form 10-K for 2009.

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ITW
Quarterly Highlights

	2009	2010	F(U) Last Year	
	Q3	Q3	Amount	%
Operating Revenues	3,580.4	4,018.5	438.1	12.2%
Operating Income	483.6	640.5	156.9	32.4%
% of Revenues	13.5%	15.9%	2.4%	
Income from Continuing Operations				
Income Amount	303.0	419.3	116.3	38.4%
Income Per Share-Diluted	0.60	0.83	0.23	38.3%
Net Income				
Income Amount	302.4	419.3	116.9	38.7%
Income Per Share-Diluted	0.60	0.83	0.23	38.3%
Free Operating Cash Flow	516.2	411.8	(104.4)	-20.2%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	11.2%	35.3%	2.9%
Changes in VM & OH costs	-	-11.1%	-1.3%
Total	11.2%	24.2%	1.6%
Acquisitions/Divestitures	3.5%	1.9%	-0.3%
Translation	-2.4%	-0.8%	0.2%
Impairment	-	2.3%	0.3%
Restructuring	-	4.9%	0.6%
Other	-0.1%	-0.1%	-
Total	12.2%	32.4%	2.4%

ITW
Non Operating & Taxes

	2009 Q3	2010 Q3	F(U) Last Year Amount	%
Operating Income	483.6	640.5	156.9	32.4%
Interest Expense	(45.6)	(43.2)	2.4	
Other Income	11.1	16.0	4.9	
Income from Continuing Operations-Pretax	449.1	613.3	164.2	36.6%
Income Taxes	146.1	194.0	(47.9)	
% to Pretax Income	32.5%	31.6%	0.9%	
Income from Continuing Operations	303.0	419.3	116.3	38.4%
Loss from Discontinued Operations	(0.6)	-	0.6	
Net Income	302.4	419.3	116.9	38.7%

ITW
Invested Capital

	9/30/09	6/30/10	9/30/10
Trade Receivables	2,410.7	2,582.7	2,627.7
Days Sales Outstanding	60.6	57.0	58.9
Inventories	1,361.2	1,458.2	1,544.7
Months on Hand	1.8	1.7	1.8
Prepaids and Other Current Assets	327.1	243.4	286.0
Accounts Payable & Accrued Expenses	(2,018.1)	(2,004.8)	(2,115.4)
Operating Working Capital	2,080.9	2,279.5	2,343.0
% to Revenue(Prior 4 Qtrs.)	15%	15%	15%
Net Plant & Equipment	2,107.1	1,943.9	1,952.6
Investments	456.5	445.2	438.0
Goodwill and Intangibles	6,374.1	6,385.2	6,399.2
Other, net	(782.3)	(556.9)	(508.9)
Invested Capital	10,236.3	10,496.9	10,623.9
ROIC	12.7%	17.0%	16.6%

ITW
Debt & Equity

	9/30/09	6/30/10	9/30/10
Total Capital			
Short Term Debt	67.5	305.9	644.9
Long Term Debt	2,869.4	2,724.3	2,737.3
Total Debt	2,936.9	3,030.2	3,382.2
Stockholders' Equity	8,242.3	8,731.9	8,890.8
Total Capital	11,179.2	11,762.1	12,273.0
Less:			
Cash	(942.9)	(1,265.2)	(1,649.1)
Net Debt & Equity	10,236.3	10,496.9	10,623.9
Debt to Total Capital	26%	26%	28%
Shares outstanding at end of period	500.9	503.5	495.9

ITW
Cash Flow

	2009 Q3	2010 Q3
Net Income	302.4	419.3
Adjust for Non-Cash Items	132.1	120.7
Changes in Operating Assets & Liabilities	134.7	(56.0)
Net Cash From Operating Activities	569.2	484.0
Additions to Plant & Equipment	(53.0)	(72.2)
Free Operating Cash Flow	516.2	411.8
Stock Repurchases	-	(350.0)
Acquisitions	(4.7)	(7.7)
Proceeds from Divestitures	0.6	60.8
Dividends	(154.9)	(156.1)
Proceeds (Repayments) of Debt	(104.8)	306.9
Proceeds from Investments	6.5	8.1
Other	67.6	110.1
Net Cash Increase	326.5	383.9

ITW
Acquisitions

	2009				2010		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Annual Revenues Acquired	75	54	6	155	26	253	120
Purchase Price							
Cash Paid	65	33	3	185	25	198	151
Number of Acquisitions	6	5	2	7	4	7	5

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	539.4	54.7	10.1%
2010 Q3	627.4	93.2	14.9%
$ F(U)	88.0	38.5	4.8%
% F(U)	16.3%	70.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	15.8%	57.5%	3.7%
Changes in VM & OH costs	-	-15.4%	-1.4%
Total	15.8%	42.1%	2.3%
Acquisitions/Divestitures	3.2%	6.5%	0.2%
Translation	-2.6%	-3.8%	-
Impairment	-	21.9%	1.9%
Restructuring	-	3.8%	0.3%
Other	-0.1%	-	0.1%
Total	16.3%	70.5%	4.8%

12

Transportation
Key Points

- **Transportation segment benefited from our ongoing penetration into Auto OEM platforms; strong build environment also continued in Q3 '10**

- **Auto OEM/Tiers: Worldwide base revenues +21.3% in Q3 '10 vs. Q3 '09**
  - **North American Q3 '10 base revenues: +28.5% vs. Q3 '09**
    - **North American auto builds increased 26% in Q3 '10 vs. Q3 '09**
  - **International Q3 '10 base revenue: +15.5% vs. Q3 '09**
    - **European auto builds grew 8% in Q3 '10 vs. Q3 '09**

- **Auto aftermarket Q3 '10 worldwide base revenues: -2.5% in Q3 '10 vs. Q3 '09 as consumer spending softens**

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	498.3	37.2	7.5%
2010 Q3	580.2	67.1	11.6%
$ F(U)	81.9	29.9	4.1%
% F(U)	16.4%	80.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	16.4%	90.9%	4.8%
Changes in VM & OH costs	-	-35.1%	-2.3%
Total	16.4%	55.8%	2.5%
Acquisitions	2.4%	3.1%	-0.1%
Translation	-2.4%	-1.1%	0.2%
Impairment	-	-	-
Restructuring	-	22.7%	1.5%
Other	-	-	-
Total	16.4%	80.5%	4.1%

14

Industrial Packaging
Key Points

- **Total segment base revenue growth of 16.4% in Q3 '10 reflected gains for many of our businesses; most end markets remained at sustainable levels**
  - **Total Q3 '10 North America industrial packaging base revenues: +19.5% vs. Q3 '09**
  - **Total Q3 '10 international industrial packaging base revenues: +13.0% vs. Q3 '09**

- **Q3 '10 North American and international plastic and steel strapping base revenues: +24.0% and +13.4%, respectively, vs. Q3 '09**

- **Q3 '10 protective packaging units: +17.3% vs. Q3 '09**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	487.3	83.7	17.2%
2010 Q3	476.4	84.0	17.6%
$ F(U)	(10.9)	0.3	0.4%
% F(U)	-2.3%	0.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	1.4%	3.5%	0.4%
Changes in VM & OH costs	-	1.0%	0.2%
Total	1.4%	4.5%	0.6%
Acquisitions	-	-	-
Translation	-3.6%	-1.9%	0.3%
Impairment	-	-	-
Restructuring	-	-2.2%	-0.4%
Other	-0.1%	-	-0.1%
Total	-2.3%	0.4%	0.4%

Food Equipment
Key Points

- **Total segment Q3 '10 base revenues: +1.4% vs. Q3 '09; customers delayed equipment purchases but continued to invest in our service support**

- **North America Q3 '10 base revenues: flat vs. Q3 '09**
  - **Equipment base revenues: -3.8% in Q3 '10 vs. Q3 '09**
  - **Service base revenues: +3.6% in Q3 '10 vs. Q3 '09**

- **International Q3 '10 base revenues: +2.7% vs. Q3 '09; Asia and Latin America drove growth in quarter**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	402.4	70.0	17.4%
2010 Q3	497.6	109.3	22.0%
$ F(U)	95.2	39.3	4.6%
% F(U)	23.7%	56.2%	
% F(U) Prior Year			
Base Business			
Operating Leverage	23.8%	56.1%	4.5%
Changes in VM & OH costs	-	-2.2%	-0.3%
Total	23.8%	53.9%	4.2%
Acquisitions	0.1%	-0.1%	-
Translation	-0.3%	1.1%	0.2%
Impairment	-	-	-
Restructuring	-	1.2%	0.2%
Other	0.1%	0.1%	-
Total	23.7%	56.2%	4.6%

Power Systems and Electronics
Key Points

- **Total Q3 '10 segment base revenue increase +23.8% due to strong contributions from welding and PC board fabrication units**

- **In Q3 '10, worldwide welding base revenues: +14.8% vs. Q3 '09**
  - **Q3 '10 North America welding base revenues: +19.4% vs. Q3 '09 due to heavy equipment OEM's and manufacturers**
  - **Q3 '10 International welding base revenues: +5.3% vs. Q3 '09; Europe strong while Asia Pacific weaker**

- **Q3 '10 PC board fabrication base revenues: +68.6% vs. Q3 '09 as consumer electronics demand continues to be very strong**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	402.6	43.7	10.9%
2010 Q3	446.6	52.5	11.8%
$ F(U)	44.0	8.8	0.9%
% F(U)	10.9%	20.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	4.0%	15.4%	1.2%
Changes in VM & OH costs	-	-6.3%	-0.7%
Total	4.0%	9.1%	0.5%
Acquisitions	8.1%	-1.3%	-1.0%
Translation	-1.3%	8.5%	1.0%
Impairment	-	-	-
Restructuring	-	3.8%	0.4%
Other	0.1%	-	-
Total	10.9%	20.1%	0.9%

Construction Products
Key Points

- **Total segment base revenue growth of 4.0% due to more stable international construction demand; North America end markets weaker**

- **International Q3 '10 base revenues: +7.0% vs. Q3 '09**
  - **Q3 '10 Europe base revenues: +13.3% vs. Q3 '09**
  - **Q3 '10 Asia-Pacific base revenues: +5.1% vs. Q3 '09**

- **North America Q3 '10 base revenues: -6.7% vs. Q3 '09**
  - **Q3 '10 residential base revenues: -10.7% vs. Q3 '09**
  - **Q3 '10 commercial construction base revenues: -7.8% vs. Q3 '09**
  - **Q3 '10 renovation base revenues: -2.1% vs. Q3 '09**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	317.9	50.9	16.0%
2010 Q3	334.7	55.0	16.4%
$ F(U)	16.8	4.1	0.4%
% F(U)	5.3%	8.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	4.3%	11.5%	1.1%
Changes in VM & OH costs	-	-6.5%	-1.0%
Total	4.3%	5.0%	0.1%
Acquisitions	3.8%	0.7%	-0.5%
Translation	-2.8%	-1.9%	0.2%
Impairment	-	-	-
Restructuring	-	4.2%	0.7%
Other	-	0.1%	-0.1%
Total	5.3%	8.1%	0.4%

Polymers and Fluids
Key Points

- **Total Q3 '10 segment base revenue growth of 4.3% due to better international demand but slower than expected growth in key North American end markets**

- **Q3 '10 worldwide polymers:**
  - **International base revenues: +8.1% vs. Q3 '09**
  - **North America base revenues:-7.0% vs. Q3 '09 (oil and gas platforms and wind industry)**

- **Q3 '10 worldwide fluids:**
  - **International base revenues: +4.0% vs. Q3 '09**
  - **North America base revenues: +3.0% vs. Q3 '09**

Decorative Surfaces
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	252.9	27.7	10.9%
2010 Q3	252.7	26.9	10.7%
$ F(U)	(0.2)	(0.8)	-0.2%
% F(U)	-	-2.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	3.1%	11.8%	0.9%
Changes in VM & OH costs	-	-8.6%	-0.9%
Total	3.1%	3.2%	0.0%
Acquisitions	-	-	-
Translation	-3.2%	-1.5%	0.2%
Impairment	-	-	-
Restructuring	-	-4.4%	-0.5%
Other	0.1%	-	0.1%
Total	0.0%	-2.7%	-0.2%

Decorative Surfaces
Key Points

- **Total Q3 '10 segment base revenues: +3.1% vs. Q3 '09**

- **North America laminate Q3 '10 base revenues: +5.0% vs. Q3 '09 due to increased buying by office equipment customers and improved demand for retail outlet remodeling**

- **International Q3 '10 base revenues: +4.9% vs. Q3 '09 due to increased demand in Asia (+23% y/o/y growth)**

- **Wilsonart flooring business Q3 '10 base revenues: decreased substantially vs. Q3 '09**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q3	697.0	115.8	16.6%
2010 Q3	826.3	152.4	18.4%
$ F(U)	129.3	36.6	1.8%
% F(U)	18.6%	31.7%	

% F(U) Prior Year			
Base Business			
Operating Leverage	13.7%	39.6%	3.8%
Changes in VM & OH costs	-	-18.6%	-2.7%
Total	13.7%	21.0%	1.1%
Acquisitions	7.5%	4.1%	-0.6%
Translation	-2.7%	-2.6%	0.1%
Impairment	-	-0.9%	-0.1%
Restructuring	-	10.0%	1.4%
Other	0.1%	0.1%	-0.1%
Total	18.6%	31.7%	1.8%

All Other
Key Points

- **Total Q3 '10 segment base revenues: +13.7% vs. Q3 '09**

- **Q3 '10 worldwide test and measurement base revenues: +8.9% vs. Q3 '09; service and consumables helped drive growth; Cap Ex recovery next?**

- **Q3 '10 worldwide consumer packaging base revenues: +9.9% vs. Q3 '09 due to strength in graphics/decorating businesses**

- **Q3 '10 worldwide industrial/appliance base revenues: +18.6% vs. Q3 '09; better sales growth for both North America and the rest of world**

- **Q3 '10 worldwide finishing base revenues: +31.0% vs. Q3 '09; strong growth largely driven by international end market demand for Gema products**

ITW
2010 Forecast

	Low	High	Mid Point
4th Quarter 2010			
Total Revenues	7%	9%	8%
Diluted Income per Share - Continuing	$0.74	$0.82	$0.78
%F(U) 4th Quarter 2009*	21%	34%	28%
Full Year 2010			
Total Revenues	13%	14%	14%
Diluted Income per Share - Continuing	$2.99	$3.07	$3.03
%F(U) 2009	55%	59%	57%

*Based on 4th quarter 2009 diluted
income of .61 cents per share excluding
favorable discrete tax adjustments

ITW 2010 Forecast
Key Assumptions

- **Exchange rates hold at current levels**

- **Acquired revenues in the $500 to $700 million range for the year**

- **Q4 operating margins expected to be in a range of 14.2% to 15.2% which would be lower than 3rd quarter margins primarily due to North America/International mix and Q3 '10 corporate adjustments.**

- **Restructuring costs of $40 to $50 million for the full year**

- **Tax rate range of 30.0% to 31.0% for the 4th quarter**



ITW Conference Call

Q & A

Third Quarter

2010